Now is the time to save with The Flex-funds®

The Flex-funds® Money Market Fund is a stable and convenient place to put your money to work.*

With a yield that is 0.45% higher than the average iMoneyNet first-tier retail money market fund,** The Flex-funds® Money Market Fund is a great place to put your money whether you are saving for a future purchase or for everyday cash management.***

To take advantage of the great opportunities The Flex-funds® Money Market Fund offers, visit www.flexfunds.com or contact a representative today!



800.325.3539

Meeder
Financial

*An investment in The Money Market Fund or any money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. **iMoneyNet.com as of May 5, 2009. ***The performance data quoted represents past performance. Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To unsubscribe, click "Reply".